

Andrei Evulet · 3rd

Co-founder, CEO and CTO at Jetoptera; TEDx speaker

Edmonds, Washington, United States ·

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Jetoptera

The University of Manchester

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Jetoptera 2000
YouTube

Experience

Jetoptera
6 yrs 3 mos

Co-founder, CEO and CTO and TEDx speaker
Full-time
Sep 2020 – Present · 1 yr
Seattle, Washington, United States

CTO

Jun 2015 – Present · 6 yrs 3 mos
Greater Seattle Area






Co-founder and CTO at Jetoptera, TEDx speaker

Jun 2015 – Sep 2020 · 5 yrs 4 mos

TEDx speaker

Mar 2020 – Jun 2020 · 4 mos

Co-Founder, President

Jetoptera, Inc.
Jun 2015 – Present · 6 yrs 3 mos
Greater Seattle Area

Powerful UAVs and Flying Cars






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GE Aviation

2 yrs 11 mos

GE9X Technology Maturation Leader
Dec 2014 – May 2015 · 6 mos
Cincinnati Area

GE Aviation's GE9X Technology maturation leadership includes overseeing hundreds of millions of dollars investment in technologies and their effective introduction to the most advanced and largest jet engine in the wc ...see more



GE9X


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GE9x Systems Engineer
Jul 2012 – May 2015 · 2 yrs 11 mos
Evendale, OH

Working on the design, technology development and introduction of the most advanced jet engine in the world to the Boeing 777x; proud to be working with an incredibly talented international team that has demonstrated ...see more

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Combustion Manager
General Electric Oil&Gas Division Firenze
Nov 2010 – Jul 2012 · 1 yr 9 mos

Manager of combustion Aero-thermal, NPI, field, Analysis for Aeroderivative and Heavy Duty Gas Turbines including LM2500, GE10, GE5, 5/2E and Frame 5s. Responsible for Internal R&D, New Technology Introduction, growth and

Technical Leader Advanced Technology
GE Oil&Gas Firenze
Apr 2010 – Nov 2010 · 8 mos

Technology leader of aeroderivative combustion group for the GE O&G division. Led team that downselected the combustor concept of a new product. Helped define the new product

specs, delivered test results on time and budget. Coordinated

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Education

The University of Manchester

BEng, Aeronautical Engineering

1992 – 1993

Activities and Societies: Basketball University team I and II. Scored personal record of 54 points against Salford. Loved it!

I was awarded a scholarship to study at an Aeronautical Engineering School for one year. I received the BEng with Honors after only one year. I also organized a basketball team of the student hall I lived in, and captained it to win the intramural Manchester University championship.

Rutgers, The State University of New Jersey-New Brunswick

PhD, Mechanical and Aerospace

1997 – 2000

Activities and Societies: Basketball, soccer

University POLITEHNICA of Bucharest

MSc, Aerospace - Propulsion Systems Engineering

1988 – 1994

Activities and Societies: In addition to the academic life I kept busy playing for Basketball clubs Rapid and Erbasu

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Volunteer experience

Basketball Coach

Mason Recreation Center

Sep 2012 – Present • 9 yrs

Children

Coached 7th grade beginners basketball

Volunteer

Nuovo Pignone

Apr 2011 – Present • 10 yrs 5 mos

Social Services

Food delivery to Santa Maria del Carmine shelter in Florence. Within the walls of the monastery that houses the Brancacci chapel, there is a shelter for homeless people that is somewhat inconspicuous. No signs on the doors. I admire the people who dedicate their lives doing this day in and day out.